Exhibit 1

Media Relations	Investor Relations
Chito Maniago	Pierre Co
+632 849 3600	+632 849 3600
chito.maniago@cemex.com	pierre.co@cemex.com

CHP ACHIEVES RECORD CEMENT SALES VOLUMES IN THE THIRD QUARTER OF 2018

•	Record cement sales volumes during the third quarter driven by strong demand

•	Net sales for 3Q 2018 up by 8 percent year-over-year

MANILA, PHILIPPINES. OCTOBER 26, 2018 – CEMEX HOLDINGS PHILIPPINES, INC.

(“CHP”) (PSE: CHP), announced today that it achieved record quarterly cement sales volumes during the third quarter behind strong domestic demand. Cement sales volumes grew by 5% during the quarter and by 10% in the first nine months of this year compared with the same period in 2017.

CHP also reported an 8% increase in net sales during the quarter, reaching P6.0 billion. During the first nine months of the year, revenues were also up by 8%, amounting to P17.9 billion compared with P16.6 billion in the same period in 2017.

“Cement demand in the country remains strong and reinforces our commitment to be a partner in the development of infrastructure in the country. In line with this, we recently formalized the agreement with CBMI Construction Company of China for the construction of a new cement-production line in our Solid Cement Plant in Antipolo, Rizal which will increase CHP’s cement production capacity by 1.5 million tons,” CHP President and CEO Ignacio Mijares explained.

EBITDA reached P686 million during the third quarter and P2.4 billion during the first nine months of the year, a decline of 8% and 15%, respectively, compared with the same periods in 2017. Lower EBITDA during the quarter was mainly due to higher input costs and shutdown-related expenses.

CHP reported a consolidated net loss of P70 million during third quarter, compared with a net income of P202 million in the same period in 2017.

“Higher input-cost inflation continues to be a challenge for the Company. We are implementing several initiatives to improve our profitability and deliver value for our customers and shareholders. One initiative is the recent launch of CEMEX Go in the Philippines, a first-of-its-kind, end-to-end, digital commerce platform that provides a seamless experience for CHP’s customers in placing and tracking orders, invoicing and payments. CEMEX Go provides an effective, easy and enjoyable way for our customers to interact with us,” Mr. Mijares added.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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